Exhibit 99.1

Neptune Successfully Completes Submission to U.S. FDA for Registration of its Conover, NC Facility for Production of Hand Sanitizers

Registration as an over-the-counter drug manufacturer to prepare alcohol-based hand sanitizers accelerates anticipated timeline to initial production

LAVAL, QC, April 9, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today that it has successfully completed a submission to the U.S. Food and Drug Administration (FDA) for registration of its facility in Conover, North Carolina as an over-the-counter (OTC) drug manufacturer to prepare alcohol-based hand sanitizers under the agency's temporary policy for such products during the public health emergency (COVID-19).

Registration of the Conover facility with FDA enables the company to begin manufacturing alcohol-based hand sanitizers to help address the increased demand for these products by consumers and health care professionals. This announcement follows the recent announcement that the Company received Health Canada authorization to commercialize natural, plant-based hand sanitizer products. The Company anticipates its first shipments of hand sanitizers over the next several weeks with production volume ramping up into summer 2020.

 "We are very pleased to have fast tracked our registration with FDA and are committed to supporting our fellow citizens across North America," said Michael Cammarata, Chief Executive Officer of Neptune.  "We have already received strong interest from retailers and have worked with our partners to successfully secure initial raw material supplies. We anticipate initial shipments over the next several weeks and intend to fully ramp up production over the coming months. Our hand sanitizers are leveraging our experience and ongoing development of plant-based household products, allowing us to quickly address this growing consumer need with a premium quality solution."

For additional information on Neptune's hand sanitizer solutions in both the United States and Canada, please visit https://solutions.neptunecorp.com

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 09-APR-20